Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Three Months
	Ended	Twelve Months Ended
	March 31,	December 31,
	2011	2010	2009	2008	2007	2006
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$34,376	$141,729	$146,737	$117,614	$96,003	$115,452
Adjust for distributed income of equity investees	1,294	3,522	13,724	5,176	6,064	(9,347)
Fixed charges, as below	22,600	86,806	79,461	81,172	72,879	65,745
Total earnings, as defined	$58,270	$232,057	$239,922	$203,962	$174,946	$171,850

Fixed charges, as defined:
Interest charges[1]	$22,115	$85,840	$78,457	$80,282	$71,946	$64,720
Rental interest factor	485	966	1,004	890	933	1,025
Total fixed charges, as defined	$22,600	$86,806	$79,461	$81,172	$72,879	$65,745
Ratio of earnings to fixed charges	2.58x	2.67x	3.02x	2.51x	2.40x	2.61x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$34,376	$141,729	$146,737	$117,614	$96,003	$115,452
Adjust for distributed income of equity investees	1,294	3,522	13,724	5,176	6,064	(9,347)
Supplemental fixed charges, as below	22,818	87,870	80,946	82,962	74,631	67,521
Total earnings, as defined	$58,488	$233,121	$241,407	$205,752	$176,698	$173,626

Supplemental fixed charges:
Interest charges[1]	$22,115	$85,840	$78,457	$80,282	$71,946	$64,720
Rental interest factor	485	966	1,004	890	933	1,025
Supplemental increment to fixed charges[2]	218	1,064	1,485	1,790	1,752	1,776
Total supplemental fixed charges	$22,818	$87,870	$80,946	$82,962	$74,631	$67,521
Supplemental ratio of earnings to fixed charges	2.56x	2.65x	2.98x	2.48x	2.37x	2.57x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.